EXHIBIT 11.1

CALCULATION OF NET LOSS PER SHARE

BEGINNING BALANCE			19,994,257

	NO. OF SHARES	CONTRIBUTION TO	ENDING
DATE	ISSUED	WEIGHTED AVERAGE	BALANCE

January 12, 2005	428,250	399,857	20,394,114
February 17, 2005	12,000	8,818	20,402,932
March 3, 2005	1,000	657	20,403,589
March 4, 2005	305,000	198,841	20,602,430
March 8, 2005	10,000	6,298	20,608,728
April 5, 2005	107,232	50,950	20,659,678
May 3, 2005	1,686,250	540,345	21,200,023
May 5, 2005	2,000	619	21,200,642

Loss for the period	$1,253,058
Weighted average shares	21,200,642
Net Loss per share	$(0.06)